Exhibit 21

Subsidiaries of Franklin BSP Lending Corporation

Name	Domicile
FBLC Funding I, LLC	Delaware
54th Street Equity Holdings, Inc.	Delaware
Kahala Aviation Holdings, LLC	Delaware
Kahala Aviation US, Inc.	Delaware
FBLC 57th Street Funding, LLC	Delaware
Siena Capital Finance, LLC	Delaware
Opps X EEF CTB, LLC	Delaware
FBLC Senior Loan Fund, LLC	Delaware